UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __ )1

Mechanical Technology Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

583538103

(CUSIP Number)

December 15, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 7 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583538103		13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,777,778

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,777,778

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,778

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 583538103		13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RG Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,777,778

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,777,778

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,778

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 583538103	13G

Item 1(a).	Name of Issuer:

Mechanical Technology Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:

431 New Karner Road Albany, New York 12205

Item 2(a).	Name of Person Filing:

See Item 2(c) below.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

See Item 2(c) below.

Item 2(c).	Citizenship:

(1)

Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio

c/o SEI Investments Global Fund Services, Ltd.

Styne House, Upper Hatch Street

Dublin 2 Ireland

Cayman Islands segregated portfolio company

(2) RG Capital Management, L.P. (1) 3 Bala Plaza East, Suite 501 251 St. Asaphs Road Bala Cynwyd, PA 19004 Delaware limited partnership

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

583538103

(1) Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio.  RGC Management Company, LLC (“Management”) is the general partner of RG Capital.  Steve Katznelson and Gerald Stahlecker serve as the managing members of Management.  Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

CUSIP NO. 583538103	13G

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

See Item 4(b) below.

(b) Percent of Class:

Pursuant to a Subscription Agreement dated as of December 15, 2006, Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio (“Radcliffe”) purchased (i) 2,777,778 shares of Common Stock and (ii) warrants to acquire 1,388,889 shares of Common Stock (the “Warrants”).  The Warrants become exercisable six months following the date of issuance and may not be exercised by Radcliffe to the extent that such exercise would result in Radcliffe having beneficial ownership of more than 4.99% of the number of shares of Common Stock issued and outstanding following such exercise.  Therefore, Radcliffe beneficially owns 2,777,778 shares, or 7.3%, of the Issuer’s Common Stock (based on 37,998,492 shares of Common Stock outstanding as of December 15, 2006 following the consummation of the transactions described in the Issuer’s Current Report on Form 8-K dated December 15, 2006).  RG Capital Management, L.P. disclaims beneficial ownership of the securities owned by Radcliffe.

CUSIP NO. 583538103	13G

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(b) above.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(b) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of a Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 583538103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Radcliffe SPC, Ltd. for and on behalf of the Class A
Segregated Portfolio
By:	RG Capital Management, L.P.
	By:	RGC Management Company, LLC

		By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Dated: December 21, 2006

RG Capital Management, L.P.
By:	RGC Management Company, LLC

		By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Dated: December 21, 2006

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Mechanical Technology Incorporated, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 21st day of December, 2006.

Radcliffe SPC, Ltd. for and on behalf of the Class A
Segregated Portfolio
By:	RG Capital Management, L.P.
	By:	RGC Management Company, LLC

		By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

RG Capital Management, L.P.
By:	RGC Management Company, LLC

		By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director